UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☑ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: January 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTi Worldwide Inc.

Full Name of Registrant

N/A

Former Name if Applicable

c/o UTi Services, Inc., 100 Oceangate, Suite 1500

Address of Principal Executive Office (Street and Number)

Long Beach, California 90802

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time is required in order to complete UTi Worldwide Inc.’s (Company) financial statements to be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2008 (Annual Report).  As disclosed in the Company’s  Current Report on Form 8-K filed with Securities and Exchange Commission (SEC) on March 27, 2008, the Company determined that it is required to restate its consolidated financial statements for the fiscal year ended January 31, 2007 (fiscal 2007) and the interim periods contained therein.  The Annual Report will reflect the restatement of the financial statements for fiscal 2007 and the interim periods contained therein, along with certain other immaterial adjustments to the Company’s previously issued financial statements for the fiscal years ended January 31, 2005 and 2006.

The Company anticipates filing the Annual Report on or before fifteen calendar days following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence R. Samuels	(562)	552-9493 Ext. 252
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒Yes  ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment A hereto.

UTi Worldwide Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ Lawrence R. Samuels
Lawrence R. Samuels Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

On March 27, 2008, the Company filed a Current Report on Form 8-K with the SEC disclosing the Company’s determination that it is required to restate its consolidated financial statements for fiscal 2007 and the interim periods contained therein and attaching a condensed consolidated unaudited fiscal 2007 income statement disclosing the adjustments necessary as a result of the restatement.  Also on March 27, 2008, the Company furnished a separate Current Report on Form 8-K to the SEC disclosing the Company’s financial results for the quarter and fiscal year ended January 31, 2008.  The comparative results previously reported and summarized below give effect to the pending restatement of the Company’s fiscal 2007 financial statements.

As previously reported, the Company’s gross revenues for the quarter ended January 31, 2008 increased 24 percent to $1,184.2 million from $951.3 million in the prior-year fourth quarter.  Net revenues increased 22 percent to $402.8 million for the quarter ended January 31, 2008 from $330.8 million in the prior-year fourth quarter.  Net income for the quarter ended January 31, 2008 was $18.0 million, or $0.18 per diluted share, compared with $22.5 million, or $0.22 per diluted share, in the fiscal 2007 fourth quarter.

Gross revenues for the fiscal year ended January 31, 2008 (fiscal 2008) rose 22 percent to $4.4 billion, compared to $3.6 billion reported in the prior fiscal year.  Net revenues for fiscal 2008 totaled $1.5 billion, up 22 percent from $1.2 billion for the prior fiscal year.  Net income for fiscal 2008 totaled $98.7 million, or $0.99 per diluted share, compared with the prior year’s net income of $103.5 million, or $1.04 per diluted share.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the fourth quarter and fiscal year ended January 31, 2008 and the Company’s ability to file its Annual Report within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company’s independent accountants of their audit of the Company’s financial statements for the year ended January 31, 2008 and unexpected delays which the Company may incur in connection with the preparation of the Annual Report.